NEWS RELEASE for February 21, 2002

Contact: SED International Holdings, Inc.

Mark Diamond, President & COO

770-491-8962

mdiamond@sedintl.com

SED INTERNATIONAL HOLDINGS, INC.

RECEIVES NASDAQ NOTICE AND

AUTHORIZES REVERSE SPLIT

ATLANTA, GA (February 21, 2002) SED International Holdings, Inc. (the Company) (NasdaqSECX) today announced that at its regularly scheduled board meeting on February 6, 2002, the Company's board of directors considered the NASDAQ Bulleting dated December 12, 2001 notifying all companies listed on the National Market System that it was reinstating its minimum bid price and public float listing requirements which had previously been suspended in response to market conditions following the September 11 terrorists attacks. In light of the fact that the Company's common stock had been trading under $1.00 for more than 30 consecutive trading days, the Board considered and approved a resolution to recommend to shareholders at a special meeting an amendment to the Company's Articles of Incorporation that will provide for a reverse stock split of all issued and outstanding shares of common stock of the Company in an effort to increase the market price per share above the minimum level required to maintain a listing on the NASDAQ National Marketing System. A special meeting of the shareholders to act on the Board's recommendation will be scheduled as soon as possible. At that meeting the shareholders will be asked to approve a reverse stock split in the ratio of 1 share for each 2 shares held.

Subsequent to the Board meeting, the Company received a notice from the NASDAQ dated February 14, 2002 indicating that the Company was not in compliance with the NASDAQ's Market Place Rule 4450(a)(5), because the Company's common stock failed to maintain the minimum bid price of $1.00 during the past 30 consecutive trading days and because the market value of the Company's publicly held shares fell below $5,000,000. The Company has been granted until May 15, 2002 to regain compliance with the National Market System Maintenance Rules. Compliance with the rules will be determined by the NASDAQ staff, but generally it requires that the bid price of the Company's common stock be at least $1.00 for a minimum of 10 consecutive trading days and that the market value of the Company's publicly held shares be at least $5,000,000. The notice from the NASDAQ staff stated that "if at any time before May 15, 2002 the bid price of the Company's common stock closes at $1.00 per share or more for a minimum of 10 consecutive trading days, the staff will provide written notification that the Company complies with the Rule. If compliance with this Rule cannot be demonstrated by May 15, 2002 the staff will provide written notification that its securities will be delisted."

The Company is eligible to apply to transfer the listing of its common stock to the NASDAQ Small Cap Market. If the Company should choose to make such an application and if its application is approved, the Company will be afforded an additional 180-day grace period which will extend the delisting determination until August 13, 2002. The Company may also be eligible for an additional 180-day grace period provided that it meets the initial listing criteria for the Small Cap Market under Market Place Rule 4310(c)(2)(A). If the Company should move to the Small Cap Market and it meets the minimum bid price requirement of $1.00 per share for 30 consecutive trading days and if it maintains compliance with all other continued listing requirements, then the Company may be eligible to transfer its listing back to the NASDAQ National Market System.

If the Company is unable to meet the minimum maintenance requirements during the initial grace period or if it should move to the Small Cap Market and be unable to meet the minimum maintenance requirements during the extended grace period, then the Company would be subject to delisting from the NASDAQ System. In that event, the Company would be notified of any NASDAQ staff determination to this effect and it would then have the right to appeal such a delisting determination to the NASDAQ Listings Qualifications Panel.

ABOUT THE COMPANY INTERNATIONAL HOLDINGS, INC.

SED International Holdings, Inc. celebrating 21 years in business, is an international distributor and value added services provider of computer and wireless technology throughout the United States, the Caribbean, and Latin America. The Company has relationships with more than 14,000 value added resellers, systems builders, e-commerce resellers, dealer-agents, and retailers. SED International serves its customers with more than 3,500 products, fulfillment services, finance options and e-commerce solutions. The Company operates sales and distribution facilities in the U.S., Brazil, Argentina, Columbia and Puerto Rico. Because the Company has expertise in the computer and wireless industry, it is uniquely positioned to leverage the conversions to these technologies.

Statements in this press release regarding the potential for delisting of the Company's common stock or which are not historical facts are "forward-looking statements" that involve a number of risks and uncertainties. The Company cautions that various factors, including the factors described under the caption forward-looking statements in the Company's annual report on Form 10-K, could cause actual results to differ materially from the statements contained herein. These factors include the following: business conditions and growth in the personal computer, wireless industry, and general economy; competitive factors including compressed gross profit margins; inventory risks due to shifts in market demand; product availability; changes in product mix; reliance on key vendors or customers; labor strikes; fluctuations in foreign currency exchange rates; income tax legislation; delisting of the Company's common stock; and the risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statement.